March 15, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: Mr. John Coleman
         Ms. Karl Hiller

Re:	IperionX Limited
Form 20-F/A for the Fiscal Year ended June 30, 2023
Filed February 20, 2024
Response Dated February 20, 2024
File No. 001-41338

To Whom It May Concern:

On behalf of IperionX Limited (the “Company”), this letter responds to your letter, dated March 1, 2024 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 20-F/A for the Fiscal Year ended June 30, 2023, filed on February 20, 2024.  We are working to respond to the Comment Letter, but require additional time.  Accordingly, we are requesting until Friday, March 29, 2024 to allow additional time to compile our response.

If the Staff wishes to discuss this matter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer

cc:	Eric Scarazzo, Gibson, Dunn & Crutcher LLP